Exhibit 17.1

Glen Kassan Chairman of the Board SL Industries, Inc. 520 Fellowship Road Suite A-114 Mt. Laurel, NJ 08054	June 20, 2010

 Dear Glen,

I respectfully and regretfully submit this letter of resignation from the SL Board of Directors. I am clearly not aligned with the collective actions of the Board and I simply can’t continue given the critical nature of the issues involved. I am sure this decision will not come as a surprise as the record will show I have clearly and consistently voiced my concerns. To be clear, I consider myself to have a fundamental disagreement with SL, and in particular, the board’s practices.

There is no need to go into detail in this letter regarding these concerns. However, in broad general terms my concerns center around: 1) the treatment of Jim Taylor as CEO and David Nuzzo as CFO, particularly in light of the positive performance of the company under their direction,  and the powerful message this sends to the entire organization regarding the standard at SL for fair treatment and respect for people, 2) actual or perceived conflicts of interest and the impacts these have on dealing with sensitive issues regarding directors such as the current inquiry and the issue of how to grow shareholder value in a way that benefits all shareholders, and 3) the differing philosophies on the Board regarding strategic planning and the impact this has had on the company.

Overall, I have enjoyed my years of service on the Board. I have always worked hard to fulfill my responsibilities and duties as an independent director. I have always aligned my personal and professional interests with the shareholders and am likely one of the largest individual shareholders of SL stock. While I have these concerns I wish all the employees, managers and directors all the best in building a successful future for SL Industries.

Sincerely,

Dwane Baumgardner